FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16

Under the Securities Exchange Act of 1934

For the Month of December 2015

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

The first paragraph of the Press Release attached hereto as exhibit 99.1, and the first paragraph of the Press Release attached hereto as exhibit 99.2, are hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto are the following exhibits:

99.1	Press Release: B.O.S RFID and Mobile Division Supplied Mobile Equipment to Soglowek for its Field Workforce.

99.2	Press Release: B.O.S Received Additional Supply Chain Orders of $1,150,000 From a Leading Aircraft Manufacturer.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated: December 31, 2015

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	B.O.S RFID and Mobile Division Supplied Mobile Equipment to Soglowek for its Field Workforce.

99.2	B.O.S Received Additional Supply Chain Orders of $1,150,000 From a Leading Aircraft Manufacturer.

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